Exhibit 99.1

Freightos Reports Third Quarter 2024 Results: Revenue Up 21%, Record Since Going Public

Full-year revenue guidance now at the higher end of the previous range, Adjusted EBITDA guidance up

November 25, 2024 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading vendor-neutral digital booking and payment platform for the international freight industry, today reported financial results for the quarter ended September 30, 2024. The consistent growth trend continued, with record Transactions, record revenue, and the highest revenue growth rate and highest adjusted EBITDA since going public.

“Our strong third-quarter results highlight the transformative impact our platform is making in freight digitalization,” said Zvi Schreiber, CEO of Freightos. “We saw impressive growth in transaction volumes, driven by our expanding network of engaged buyers and sellers. The addition of Shipsta has further strengthened our solution portfolio and our customer base of enterprise shippers. We continued releasing product features at a high rate including AI-powered features that leverage our significant industry traction. These innovations underscore the growing reliance of the industry on digital solutions to bring transparency, efficiency, and resilience to global freight, a shift in which Freightos plays a pivotal role.”

“Our third-quarter results once again exceeded expectations across all key metrics,” said Ran Shalev, CFO of Freightos. “We're pleased not only with our strong performance in transactions, Gross Booking Value (GBV), revenue, and adjusted EBITDA, but also with our ability to update guidance for the final quarter of 2024. We are increasing Adjusted EBITDA guidance and expecting that revenue will be towards the top end of previous guidance. This performance reflects our continued commitment to growth and efficiency, further reinforcing our path toward achieving positive Adjusted EBITDA by the end of 2026 on existing cash reserves.”

Third Quarter 2024 Financial Highlights

●	Revenue of $6.2 million for the third quarter of 2024, an increase of 21% compared to $5.1 million in the third quarter of 2023.

●	IFRS Gross Margin of 65.0%, up from 54.9% in the third quarter of 2023. Non-IFRS Gross Margin of 72.7%, up from 69.5% for the third quarter of 2023.

●	IFRS operating loss of $4.9 million, compared to an operating loss of $9.3 million for the third quarter of 2023.

●	Adjusted EBITDA of negative $2.8 million, compared to negative $4.1 million for the third quarter of 2023.

●	Cash and cash equivalents and short term bank deposit amounting to $41.3 million as of September 30, 2024.

Recent Business Highlights

●	Shipsta: In the third quarter, Freightos successfully integrated Shipsta, a leading freight tender procurement platform serving dozens of Global 1000 enterprises, following its acquisition in August. The integration is progressing as planned, and the cross-introduction of Shipsta’s offerings to Freightos’ customer base - and vice versa - is already gaining promising traction.

●	Transactions Growth: Freightos achieved a record 339.1 thousand Transactions in the third quarter of 2024, up 26% year over year. This was the 19th consecutive quarter of record Transactions. The Platform continues its consistent outperformance compared to the market growth: In the third quarter, global air cargo volumes (according to IATA data) grew 11% year on year, and global ocean shipping volumes (according to CTS) grew 4.2%.

●	Carrier Growth: The number of carriers selling on the Platform, primarily on WebCargo, increased to 55 for the third quarter of 2024. Among the recent carrier additions are Qantas and Air India (via the GSA Euro Cargo Aviation). Freightos also recently announced the addition of Pacific Air Cargo and HNA Cargo to its platform.

●	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the Freightos Platform grew by 14% compared to the third quarter of 2023, reaching 19.7 thousand.

●	Gross Booking Value Growth: Gross Booking Value (GBV) was $217.5 million in the third quarter, up 35% compared to the third quarter of 2023, significantly exceeding management’s expectations.

●	Revenue Growth: Revenue of $6.2 million reflected particularly strong growth from the WebCargo by Freightos platform, from customs clearance services, and from SaaS Solutions including Shipsta. Total Platform revenue in the third quarter was $2.3 million, up 29% from the third quarter of 2023, and Solutions revenue was $3.9 million, up 18% year over year.

Financial Outlook

Management Expectations
	Q4 2024	FY 2024
Transactions	338.5 - 348.5	1,289.5 - 1,300.0
Year over Year Growth	18% - 21%	26% - 27%
GBV (m)	$ 257.0 - $ 265.0	$ 870.5 - $ 878.5
Year over Year Growth	37% - 41%	30% - 31%
Revenue (m)	$ 6.4 - $ 6.5	$ 23.6 - $ 23.7
Year over Year Growth	21% - 24%	16% - 17%
Adjusted EBITDA (m)	$ (3.2) - $ (3.1)	$ (12.7) - $ (12.6)

This outlook assumes freight price levels and freight volumes as of Nov 15th, 2024

Earnings Webcast

Freightos’ management will host a webcast and conference call to discuss the results today, November 25 at 8:30 a.m. EST. To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_1KFr9f-1TRmTzd3wVW4GKw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including including Freightos’ ability to successfully integrate the Shipsta business without disruption to its business; the ongoing military conflict in the Middle East; Freightos’ ability to effectively execute its previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 21, 2024, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles of the IFRS including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking non-IFRS data included under “Financial outlook”, we have not included such a reconciliation, because the reconciliation of forward-looking data cannot be prepared without unreasonable effort. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.

●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

●	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, share listing expense, change in fair value of warrants, transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp, acquisition-related costs and reorganization expenses.

●	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.

●	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders or enterprise shippers often negotiating fixed, all-inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, Shipsta by Freightos, 7LFreight by WebCargo, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2024	December 31, 2023
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$14,550	$20,165
User funds	4,471	3,553
Trade receivables, net	2,716	1,880
Short-term bank deposit	26,774	20,000
Short-term investments	-	11,520
Other receivables and prepaid expenses	1,660	2,598
	50,171	59,716

Non-current Assets:
Property and equipment, net	475	583
Right-of-use assets, net	1,422	1,577
Intangible assets, net	9,699	7,607
Goodwill	18,220	15,628
Deferred taxes	1,128	969
Other long-term assets	1,616	1,605
	32,560	27,969

Total assets	$82,731	$87,685

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	697	587
Trade payables	3,852	3,113
User accounts	4,471	3,553
Warrants liabilities	1,040	1,485
Accrued expenses and other payables	7,248	4,931
	17,308	13,669

Long Term Liabilities:
Lease liabilities	538	712
Employee benefit liabilities, net	1,293	1,256
Other long-term liabilities	-	6
	1,831	1,974

Equity:
Share capital	*)	*)
Share premium	260,309	256,194
Foreign currency translation reserve	89	-
Reserve from remeasurement of defined benefit plans	27	27
Accumulated deficit	(196,833)	(184,179)
Total equity	63,592	72,042

Total liabilities and equity	$82,731	$87,685

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenue	$6,185	$5,107	$17,198	$15,023
Cost of revenue	2,162	2,305	6,151	6,493
Gross profit	4,023	2,802	11,047	8,530
Operating expenses:
Research and development	2,557	2,992	7,458	9,006
Selling and marketing	3,363	3,944	10,192	11,025
General and administrative	2,965	4,274	8,307	10,353
Reorganization	-	884	-	884
Share listing expense (1)	-	-	-	46,717
Transaction-related costs	-	-	-	3,703
Total operating expenses	8,885	12,094	25,957	81,688
Operating loss	(4,862)	(9,292)	(14,910)	(73,158)
Change in fair value of warrants	1,485	1,577	445	8,981
Finance income	654	677	1,929	2,367
Finance expenses	(18)	(64)	(155)	(287)
Financing income, net	636	613	1,774	2,080
Loss before taxes on income	(2,741)	(7,102)	(12,691)	(62,097)
Income taxes (tax benefit), net	(17)	58	(37)	61
Loss	$(2,724)	$(7,160)	$(12,654)	$(62,158)
Other comprehensive loss (net of tax effect):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	89	-	89	-
Total components that will be or that have been reclassified to profit or loss	89	-	89	-
Total comprehensive loss	$(2,635)	$(7,160)	$(12,565)	$(62,158)
Basic and diluted loss per Ordinary share	$(0.06)	$(0.15)	$(0.26)	$(1.43)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	48,846,805	47,591,775	48,321,451	43,839,445

(1)	Represents non-recurring, non-cash share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(2,724)	$(7,160)	$(12,654)	$(62,158)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	803	719	2,213	2,081
Share listing expense	-		-	46,717
Change in fair value of warrants	(1,485)	(1,577)	(445)	(8,981)
Changes in the fair value of contingent consideration	-	109	(6)	(794)
Share-based compensation	982	3,375	2,576	4,503
Operating expense settled by issuance of shares	-	184	351	184
Finance income, net	(636)	(722)	(1,768)	(1,928)
Income taxes (tax benefit), net	(17)	58	(37)	61
	(353)	2,146	2,884	41,843
Changes in asset and liability items:
Decrease (increase) in user funds	(596)	1,207	(894)	(1,396)
Increase (decrease) in user accounts	596	(1,207)	894	1,396
Decrease (increase) in other receivables and prepaid expenses	424	749	(354)	(336)
Increase in trade receivables	(241)	(98)	(736)	(337)
Increase (decrease) in trade payables	(63)	(245)	418	64
Increase (decrease) in accrued severance pay, net	(103)	(204)	11	(216)
Increase (decrease) in accrued expenses and other payables	(173)	(494)	523	(3,396)
	(156)	(292)	(138)	(4,221)
Cash received (paid) during the year for:
Interest received, net	187	48	2,543	523
Taxes paid, net	(20)	(37)	(206)	(91)
	167	11	2,337	432
Net cash used in operating activities	(3,066)	(5,295)	(7,571)	(24,104)
Cash flows from investing activities:
Purchase of property and equipment	(15)	(6)	(32)	(74)
Proceeds from sale of property and equipment	-	7	2	8
Acquisition of a subsidiary, net of cash acquired (a)	(3,350)	-	(3,350)	-
Payment of payables for previous acquisition of a subsidiary	-	-	-	(136)
Investment in long-term assets	(3)	(29)	(23)	(376)
Withdrawal of a deposit	6	3	29	3
Withdrawal of (investment in) short term investments, net	-	1,250	11,520	(29,670)
Investment in short-term bank deposit, net	-	-	(6,000)	(20,000)
Net cash provided by (used in) investing activities	(3,362)	1,225	2,146	(50,245)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	-	-	-	76,044
Repayment of lease liabilities	(116)	(86)	(421)	(373)
Repayment of short-term bank loan and credit	-	-	-	(2,504)
Exercise of options	106	32	303	51
Net cash provided by (used in) financing activities	(10)	(54)	(118)	73,218
Exchange differences on balances of cash and cash equivalents	(13)	(94)	(72)	(285)
Increase (decrease) in cash and cash equivalents	(6,451)	(4,218)	(5,615)	(1,416)
Cash and cash equivalents at the beginning of the period	21,001	9,294	20,165	6,492
Cash and cash equivalents at the end of the period	$14,550	$5,076	$14,550	$5,076
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$(1,271)	$-	$(1,271)	$-
Property and equipment	51	-	51	-
Right-of-use assets	350	-	350	-
Intangible assets	3,538	-	3,538	-
Goodwill	2,546	-	2,546	-
Shares issued	(885)	-	(885)	-
Payable for acquisition of subsidiary	(629)	-	(629)	-
Lease liabilities	(350)	-	(350)	-
Acquisition of a subsidiary, net of cash acquired	$3,350	$-	$3,350	$-
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$-	$78	$-	$239
Issuance of shares for previous acquisition of a subsidiary	$-	$-	$-	$113

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
IFRS gross profit	$4,023	$2,802	$11,047	$8,530
Add:
Share-based compensation	123	432	313	591
Depreciation and amortization	349	315	972	871
Non-IFRS gross profit	$4,495	$3,549	$12,332	$9,992
IFRS gross margin	65.0%	54.9%	64.2%	56.8%
Non-IFRS gross margin	72.7%	69.5%	71.7%	66.5%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Operating loss	$(4,862)	$(9,292)	$(14,910)	$(73,158)
Add:
Share-based compensation	982	3,375	2,576	4,503
Depreciation and amortization	803	719	2,213	2,081
Share listing expense	-	-	-	46,717
Non-recurring expenses	-	-	-	499
Transaction-related costs	-	-	-	3,703
Changes in the fair value of contingent consideration	-	-	-	(642)
Acquisition-related costs	283	-	283	-
Reorganization	-	884	-	884
Operating expense settled by issuance of shares	-	184	351	184
Adjusted EBITDA	$(2,794)	$(4,130)	$(9,487)	$(15,229)
Adjusted EBITDA margins	-45%	-81%	-55%	-101%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
IFRS loss attributable to ordinary shareholders	$(2,724)	$(7,160)	$(12,654)	$(62,158)
Add:
Share-based compensation	982	3,375	2,576	4,503
Depreciation and amortization	803	719	2,213	2,081
Share listing expense	-	-	-	46,717
Non-recurring expenses	-	-	-	499
Transaction-related costs	-	-	-	3,703
Changes in the fair value of contingent consideration	-	109	(6)	(794)
Acquisition-related costs	283	-	283	-
Reorganization	-	884	-	884
Operating expense settled by issuance of shares	-	184	351	184
Change in fair value of warrants	(1,485)	(1,577)	(445)	(8,981)
Non IFRS loss	$(2,141)	$(3,466)	$(7,682)	$(13,362)
Non IFRS basic and diluted loss per Ordinary share	$(0.04)	$(0.07)	$(0.16)	$(0.32)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	48,846,805	47,591,775	48,321,451	43,839,445